EXHIBIT 99.1

Internet Gold-Golden Lines Ltd.

(the “Company”)

Re: Results of the debenture holders' votes at the meetings held on March 12, 2019

Ramat Gan, Israel - March 12, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), announced today that further to previous immediate reports regarding the convening of meetings of holders of Debentures of the Company at which the agenda is: (1) to instruct the trustee to notify the Company that it may enter into an agreement in accordance with Searchlight’s revised offer; (2) to instruct the trustee to notify the Company that the debenture holders will not object to granting Searchlight exclusivity and negotiating with it on the offer; and (3) to issue an instruction to approach the special managers of Eurocom with a request to inject at least NIS 75 million into the Company and, in the absence of any such injection undertaking, to advance a credit arrangement proposal by the creditors (all in accordance with the voting instruments the trustee issued to the debenture holders), the Company hereby reports the results of the debenture holders' votes at the meetings held on March 12, 2019, whereby resolution proposal no. 1 was not approved, and that the debenture holders (Series D) resolved to instruct the trustee to act in accordance with options 2 and 3 in accordance with the voting instrument issued.

Therefore, the Company intends to approach Searchlight with an offer to conduct exclusive negotiations on the sale of shares of BCom, and at the same time, to examine possibilities for formulating a debt settlement proposal, subject to the possibility of receiving an undertaking from the controlling shareholders to inject capital.

This report does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.